

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Adam Larson
Chief Financial Officer
Cottonwood Communities, Inc.
1245 E. Brickyard Road, Suite 250
Salt Lake City, UT 84106

      Re: Cottonwood Communities, Inc.
           Form 10-K for the year ended December 31, 2021
           Filed March 30, 2022
           File No. 000-56165

Dear Adam Larson:

      We have reviewed your January 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Funds from Operations, page 48

1.   We note your response to comment 1. Please further clarify how this adjustment is consistent with the stated purpose of the measure (i.e. ongoing operating performance). In this regard, we note your response indicates these fees are related to advisory services. Clarify how you determined such fees are unrelated to your operating performance.

Notes to Consolidated Financial Statements
10. Related-Party Transactions
Performance Participation Allocation, page F-23

2.   We note your response to our comment 2. Please address the following:
- It appears the performance participation allocation is paid for services provided by the Advisor. Please clarify for us why this fee is paid to an entity other than the Advisor.
- Please further clarify for us how you determined that the performance participation allocation is not an allocation of income to the Special Limited Partner (i.e. net income attributable to noncontrolling interests). Please reference the authoritative accounting literature management relied upon.

You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction